

February 13, 2015

<u>Via E-mail</u>
Dong Gu Kang
President and Chief Executive Officer
Aureus Incorporated
200 South Virginia, Suite 800
Reno, Nevada 89501

> **Re: Aureus Incorporated**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 2, 2015**
> **File No. 333-200114**

Dear Mr. Kang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your expanded response to comment 1; however, it remains unclear how you determined that this offering is a valid secondary offering rather than a primary offering. Refer to Securities Act Sections CDI 134.01, 139.06, and 139.11 and Securities Act Rules CDI 612.09 for guidance. As previously requested, please provide a detailed factual and legal analysis of how you determined that the offering is a valid secondary offering.

Financial Statements

Statements of Cash Flows, page F-5

2.   We note your statement of cash flows for the year ended October 31, 2014 presents a beginning cash balance of $52,300 whereas your October 31, 2013 balance sheet reflects an ending cash balance of zero. Please revise your statement of cash flows for the year ended October 31, 2014 to reflect the correct beginning cash balance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Joseph I. Emas, Esq.